

05040329

VF 3-2005

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC[illegible] [illegible]OMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25819

SEC MAIL PROCESSING RECEIVED FEB 28 2005 WASH. D.C. 213 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M Securities Investment, Inc. d/b/a Howard Gary & Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

4141 North Miami Avenue, Suite 307
(No. and Street)

Miami	Florida	33127-2869
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard V. Gary, President and CEO — (305) 571-1380
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED APR 04 2005 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkal Bolton LLP
(Name – *if individual state last, first, middle name*)

2401 NW Boca Raton Boulevard	Boca Raton	Florida	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

VF 3-25-05

OATH OR AFFIRMATION

I, KISHOR M. PAREKH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **M Securities Investment, Inc., d/b/a Howard Gary & Company**, as of **December 31, 2004** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

____

____

____



Tanya M. Hamilton
Commission #DD230535
Expires: Jul 09, 2007
Bonded Thru
Atlantic Bonding Co., Inc.

Signature

SR. VICE PRESIDENT
Title

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
_ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
_ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
_ (m) A copy of the SICP Supplemental Report
_ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DaszkalBolton LLP

CERTIFIED PUBLIC ACCOUNTANTS

Michael I. Daszkal, C.P.A., P.A.
Jeffrey A. Bolton, C.P.A., P.A.
Timothy R. Devlin, C.P.A., P.A.
Michael S. Kridel, C.P.A., P.A.
Marjorie A. Horwin, C.P.A., P.A.
Patrick D. Heyn, C.P.A., P.A.
Gary R. McConnell, C.P.A., P.A.

Colleen DeWoody Bracci, C.P.A.
Arthur J. Hurley, C.P.A.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
M Securities Investment, Inc.
D/B/A Howard Gary & Company

We have audited the accompanying statement of financial condition of M Securities Investment, Inc., d/b/a Howard Gary & Company as of December 31, 2004, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M Securities Investment, Inc., d/b/a Howard Gary & Company as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. However, the Company has suffered recurring losses from operations and had negative cash flows from operations that raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are also described in Note 6 of the financial statements do not included any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Daszkal Bolton LLP

Boca Raton, Florida
February 21, 2005

2401 NW Boca Raton Boulevard ◆ Boca Raton, FL 33431-6632 ◆ t: 561.367.1040 ◆ f: 561.750.3236

2401 PGA Boulevard, Suite 196 ◆ Palm Beach Gardens, FL 33410-3500 ◆ t: 561.622.8920 ◆ f: 561.624.1151

PCAOB Registered www.daszkalbolton.com 

M SECURITIES INVESTMENT, INC.
D/B/A HOWARD GARY & COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

	2004
Cash, including certificates of deposit	$ 427,757
Investment	1,300,000
Restricted cash	100,000
Accounts receivable	27,466
Prepaids	4,587
Total current assets	1,859,810
Property and equipment, net	14,578
Total assets	$ 1,874,388

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Management fees payable	$ 217,339
Accrued interest payable, related party	376,880
Due to officer	19,255
Total current liabilities	613,474
Long term liabilities:	
Subordinated loans payable, related party	468,000
Total liabilities	1,081,474
Commitments and contingencies	-
Stockholders' equity:	
Common stock, no par value; 100 shares authorized, issued and outstanding	6,000
Additional paid-in capital	854
Retained earnings	786,060
Total stockholders' equity	792,914
Total liabilities and stockholders' equity	$ 1,874,388

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

M Securities Investment, Inc. d/b/a Howard Gary & Company (the Company) is a national securities broker-dealer, duly registered with the United States Securities and Exchange Commission (SEC), the Securities Investor Protection Corporation (SIPC), the Municipal Securities Rulemaking Board (MSRB), the National Association of Securities Dealers, Inc. (NASD) and the State of Florida's Division of Banking and Finance. The Company provides an array of full-service investment banking, underwriting, and financial advisory services to public and private sector entities. As a fully disclosed broker-dealer, at no time does the Company hold any securities or funds for customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. At December 31, 2004, the Company had a certificate of deposit for $159,987 with a maturity of 90 days.

Revenue Recognition

The Company generates commission income from sales and purchases of stocks, tax-free bonds and mutual funds on behalf of customers. Commissions are recorded on a settlement date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company elected S Corporation status for income tax purposes on January 1, 1996. Therefore, since that date, net income (loss) and the related timing differences in the recognition of income and expenses for tax and financial reporting purposes are included in the individual tax return of the stockholders.

Property and Equipment

The Company's property and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the assets.

NOTE 3 – RELATED PARTY TRANSACTIONS

A stockholder of the Company has loaned the Company $468,000 in the form of subordinated loans. The stockholders agreed to extend the subordinated loans to December 31, 2008. Additionally, the National Association of Securities Dealers, Inc. accepted the extending date and gave approval to the Company to use these subordinated loans in its computation of net capital until December 31, 2008.

NOTE 3 – RELATED PARTY TRANSACTIONS, continued

The subordinated loans at December 31, 2004 consist of the following:

Interest Rate	Amount
10%	$ 300,000
12%	50,000
12%	118,000
	$ 468,000

At December 31, 2004, the Company owed $376,880 in accrued interest payable to the stockholder.

During 2004, the Company incurred management fee expenses of $11,500 for consulting services that were provided by a stockholder of the Company. The Company also incurred $22,750 in consulting fees to a stockholder of the Company. Included in management fees payable at December 31, 2004 are prior years management fees totaling $217,339. The stockholder paid $19,255 in expenses on behalf of the company. Additionally, the company paid $13,200 in rent expense to another company owned by a stockholder.

NOTE 4 – RESTRICTED CASH

The Company engaged an agent to carry customers' cash and margin accounts introduced by the Company on a fully disclosed basis in April 1988. The nature of this agreement required the Company to establish a Broker's Escrow Deposit Account. The Escrow Deposit Account shall at all times contain cash, securities, or a combination of both, having a market value of $100,000. Accordingly, this cash is restricted to activities related to this agreement.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $1,260,914, which was $1,160,914 in excess of its required net capital of $100,000. The Company's net capital ratio was .48 to 1 at December 31, 2004.

NOTE 6 – GOING CONCERN

The United States government regulates the securities industry, securities firms, and securities personnel. It is common practice for securities firms and their personnel to cooperate fully with the United States government investigations. An officer of the Company cooperated with an official Untied State government investigation into public financial contract acquisitions. On October 30, 1996, the United States government provided the Company's legal counsel with written confirmation that the Company was neither a subject nor a target of this investigation. Despite the national dissemination of this letter to clients by the Company, the Company's clients have enacted adverse actions against the Company that has resulted in a significant reduction of the Company's revenues. The accompanying financial

NOTE 6 – GOING CONCERN, continued

statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates continuation of the Company as a going concern. However, the United States government investigation and the adverse actions of the Company's clients, have resulted in lost revenues for the last eight years of approximately $25.6 million based on year ended December 31, 1996 gross revenues of $3.2 million. The company has incurred losses totaling approximately $952,086 over the last eight years.

In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn, are dependent upon the success of future operations. Management believes that the actions taken, such as, but not limited to, reduction of offices, personnel and operating expenses, thereby providing the opportunity for the Company to continue as a going concern.

NOTE 7 – LEGAL MATTERS

The Company, from time to time is a party of various civil legal proceedings. As of the year ended December 31, 2004, the Company had instituted civil legal proceedings against various parties, such as, but not limited to, the United States government for breach of contract and related matters, as well as other governmental and private entities for civil rights violations and related matters. An officer of the Company is also a party to the civil legal proceeding instituted by the Company against the United States government. Based upon the Company's legal counsels' opinions, there are no potential counter claims assertable by these parties, which would result in financial claims against the Company.

Additionally, as of the year ended December 31, 2004, the Company had been named as a party in a civil legal proceeding in connection with a municipal securities transaction that the Company was involved with in 1994. Based upon the Company's legal counsels' opinion, this civil legal proceeding is not expected to have a material impact on the company's financial position or results of operations.

NOTE 8 – EQUIPMENT

Equipment at December 31, 2004 consists of the following:

	2004
Furniture and fixtures	$ 3,000
Equipment	4,000
Vehicles	52,041
Total property and equipment	59,041
Less: accumulated depreciation	(44,463)
Property and equipment, net	$ 14,578

The depreciation expense at December 31, 2004 was $1,925.

NOTE 9 – CONCENTRATIONS

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Federal Deposit Insurance Corporation (FDIC) insures up to $100,000 for each account at each banking institution. Accounts held at brokerage firms are insured by the Securities Investor Protection Corporation (SIPC) up to $500,000. At December 31, 2004 the Company had approximately $157,614 in excess of FDIC and SPIC insured limits.

Significant Revenue

During the year ended December 31, 2004, 100% of the revenue is made up of one source.

NOTE 10 – FAIR VALUE DISCLOSURE

The Company's financial instruments are cash and cash equivalents, accounts payable, notes payable and long-term debt. The recorded values of cash and cash equivalents and accounts payable approximate their fair values based on their short-term nature. The recorded values of notes payable and long-term debt approximate their fair values, as interest approximates market rates.

NOTE 11 – INVESTMENT

The Company has a $1,300,000 certificate of deposit with an original maturity date of twelve months. Interest income on the certificate of deposit is recognized as earned.